August 3, 2015

BY EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549-7010

Re:	ATEL Capital Equipment Fund VII, L.P. (the “Company”)

Form 10-K for the Year Ended December 31, 2014

Filed March 30, 2015

File No. 0-24175

Dear Mr. O’Brien:

This letter is in response to your letter to me dated July 23, 2015, regarding the referenced report of the Company.

The Company’s supplemental response to the comment in your letter is set forth below, keyed to the captions and numbered comment in your letter.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

1.	Please tell us how you have complied with Rule 8-07 of Regulation S-X in omitting the balance sheet of your general partner, ATEL Financial Services, LLC. Please also tell us the approximate amount of assets held by the general partner as of December 31, 2014 and March 31, 2015 as well as whether the general partner has an obligation to fund the losses of the limited partnership or provide capital to the limited partnership.

ATEL Financial Services, LLC, the Company’s general partner, does have contingent liability to third parties for Company obligations under State law. However, the general partner has made no separate contractual or other undertaking or commitment to fund Company losses or cash flow deficits, to supplement Company cash flow or to contribute capital to the limited partnership, and has not executed any guarantees of Company obligations to third parties. Other than the Limited Partnership Agreement provisions under which the general partner provides services to the Company, the general partner has not entered into any material transactions with the Company. The general partner’s unaudited financial accounts show total assets of $32.4 million, total liabilities of $17.2 million and $15.2 million of shareholder equity at December 31, 2014, and total assets of $33.1 million, total liabilities of $17.7 million and $15.4 million of shareholder equity at March 31, 2015. The Company has not considered the general partner’s financial statements material to the Company’s operations and financial condition since completing its public offering of partnership interests in 1998.

Mr. Terence O’Brien

August 3, 2015

The Company acknowledges the provisions in Rule 8-07, but has never included the general partner’s balance sheets in its periodic reports. While we understand that this is not a precedent of any kind, the Company and its advisers have not been aware of publicly held limited partnerships filing general partner balance sheets as part of their periodic reports.

The Company is currently in its liquidation stage, with $5.8 million of assets and less than $500 thousand of liabilities currently reflected on its pending Quarterly Report on Form 10-Q balance sheet for the quarter ended June 30, 2015. The Fund raised total capital of almost $150 million in its offering of limited partnership interests concluded in 1998. By the terms of its limited partnership agreement, the Company must terminate no later than the end of 2017. The Company believes that no reasonable possibility exists, or existed during the prior reporting periods, that the general partner would be required to provide any direct or indirect financial assistance to the Company.

The Company is an equipment leasing program and is not conducting an operating business. In compliance with the terms of its limited partnership agreement, it has not entered into any new asset acquisition activity since 2004, and has been engaged solely in holding and liquidating its assets since that date, in conformity with its investment objectives. In order to maintain its tax characterization as a partnership, the Company’s partnership interests cannot be publicly traded and, accordingly, no public trading market for its interests has ever existed. Throughout the Company’s acquisition stages, its primary liabilities, other than for administrative costs and fees payable to the general partner, were related to debt service on financing incurred to acquire equipment lease assets, and this debt was generally secured by the assets acquired with the proceeds and non-recourse to the other assets of the Company and non-recourse to the general partner.

The general partner is not a public reporting company and does not have audited financial statements. If the Company is required to comply with Rule 8-07, its alternative would be to cause its periodic reports to comply with Regulation S-X rather than the smaller reporting company provisions permitted under Section 210.8. In either case, the Company would bear the substantial cost of increased financial reporting without any concurrent benefit to limited partners or the public. The primary impact of such added reporting would be to reduce the liquidation distributions otherwise payable to public investors over the limited remaining term of the Company. We would further note that audited financial statements for the Company itself have been filed and are publicly available for years dating back to its initial formation and public offering.

Mr. Terence O’Brien

August 3, 2015

Based on the foregoing, the Company would seek to continue to provide its current periodic reporting content, and thereby avoid the unnecessary and burdensome alternatives of either conforming to full Regulation S-X reporting or having a separate audited balance sheet prepared and filed for the general partner. We therefore hereby request relief from the requirement under Rule 8-07 that we file the balance sheet of the general partner in the Company’s annual reports on Form 10-K.

Please contact the undersigned with any further comments or questions concerning the Company’s report.

__________________________________

The Company, in connection with the Staff’s review of the above referenced filing and its responses to Staff comments, hereby acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATEL Capital Equipment Fund VII, L.P.

By:	ATEL Financial Services, LLC,
General Partner

	By:	/s/ Paritosh Choksi
Paritosh Choksi,
Chief Operating Officer and
Chief Financial Officer

cc:	Paul J. Derenthal, Esq.

Mr. Samuel Schussler

Mr. Bryan Cartwright

Ms. Nudrat Salik